UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tefron Ltd. – TFR

(Name of Issuer)

Series A Ordinary Shares, par value NIS 1.00 per share

(Title of Class of Securities)

M8-7482-10-1

(CUSIP Number)

Norfet, Limited Partnership

c/o FIMI 2001 Ltd.

“Rubinstein House”

37 Petach Tikva Road

Tel-Aviv 7317, Israel

Tel: 973-3-5652244

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box.  ☐

Check the following box if a fee is being paid with the statement. ☒ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M8-7482-10-1	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Norfet, Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 9,736,737 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,894,412 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,894,412 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.76
14e	TYPE OF REPORTING PERSON IC, PN

(1)	As set forth in the Agreement attached hereto as Exhibit A, the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 4,842,325 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)	For purposes of Section 13(d) each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd., and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON N.D.M.S. Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 9,736,737 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,894,412 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,412 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.76
14e	TYPE OF REPORTING PERSON IC

(1)	As set forth in the Agreement attached hereto as Exhibit A, the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 4,842,325 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)	For purposes of Section 13(d) each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd., and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON FIMI Opportunity Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 9,736,737 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,894,412 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,412 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.76
14e	TYPE OF REPORTING PERSON IC, PN

(1)	As set forth in the Agreement attached hereto as Exhibit A, the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 4,842,325 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)	For purposes of Section 13(d) each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd., and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON FIMI 2001 Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 9,736,737 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,894,412 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,894,412 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 28.76
14e	TYPE OF REPORTING PERSON IC

(1)	As set forth in the Agreement attached hereto as Exhibit A, the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 4,842,325 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)	For purposes of Section 13(d) each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd., and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

SCHEDULE 13D

CUSIP No. M8-7482-10-1	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Mr. Ishay Davidi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION the State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 9,736,737 (1) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,984,412 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,984,412 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 28.76
14e	TYPE OF REPORTING PERSON IN

(1)	As set forth in the Agreement attached hereto as Exhibit A, the reporting persons share voting power with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”) both of which, collectively, hold 4,842,325 Series A Ordinary Shares. The reporting persons disclaim beneficial ownership of any of the Series A Ordinary Shares held by MacPell and Arwol.

(2)	For purposes of Section 13(d) each of FIMI Opportunity Fund, L.P. (“FIMI Delaware”), N.D.M.S. Ltd. (“NDMS”), FIMI 2001 Ltd., and Mr. Ishay Davidi may be deemed to beneficially own an aggregate of 4,894,412 Series A Ordinary Shares held by Norfet, Limited Partnership (“Norfet”) where (i) NDMS is the general partner of Norfet, and (ii) FIMI Delaware is the sole shareholder of NDMS, (iii) FIMI 2001 Ltd. is the managing general partner of FIMI Delaware and (iv) Mr. Davidi is the CEO of FIMI. Each of NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi disclaims beneficial ownership of any of the Series A Ordinary Shares held by Norfet.

Page 7 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

Title of Class of Equity Securities:	Series A Ordinary Shares, par value NIS 1.00 per Share (the “Shares”)

Name of Issuer:	Tefron Ltd.

Address of Issuer’s Principal Executive Offices:	28 Chida Street, Bnei-Brak 51371, ISRAEL

ITEM 2.	IDENTITY AND BACKGROUND.

Ishay Davidi

(a) Name:	Ishay Davidi (“Mr. Davidi”)
(b) Present Principal Occupation:	Private investor
(c) Citizenship:	the State of Israel

Norfet, Limited Partnership (“Norfet”)

Norfet is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

N.D.M.S. Ltd. (“NDMS”)

NDMS is a private company organized under the laws of the State of Israel. Its principal business is investment in securities. NDMS is the general partner of Norfet.

FIMI Opportunity Fund, L.P. (“FIMI Delaware”)

FIMI Delaware is a limited partnership organized under the laws of Delaware. Its principal business is investment in securities. FIMI Delaware is the sole shareholder of NDMS.

FIMI 2001 Ltd. (“FIMI 2001”)

FIMI 2001 is a private company organized under the laws of the State of Israel. Its principal business is investment in securities. FIMI 2001 is the managing general partner of FIMI Delaware.

Generally

Item 2(b): the principal business address for each of the reporting persons is c/o FIMI 2001 Ltd., Rubenstein House, 37 Petach Tikva Rd., Tel-Aviv 7317, Israel.

Item 2(d): none of the reporting persons have been convicted in a criminal proceeding during the last five years.

Item 2(e): none of the reporting persons has been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Norfet purchased the Shares in two transactions. Norfet purchased 3,529,412 Shares from the issuer in a private placement (the “PIPE Transaction”) and Norfet purchased 1,365,000 Shares from Arwol Holdings Ltd. (“Arwol”) and Macpell Industries Ltd. (“Macpell”), in equal parts, (the “Purchase Transaction”) pursuant to an Agreement dated as of February 17, 2004 by and among Arwol, Macpell and Norfet (the “Agreement”), that is attached hereto as Exhibit A. Norfet closed both the PIPE Transaction and the Purchase Transaction on April 22, 2004. The aggregate purchase price for the Shares that Norfet acquired was $22,559,370. Norfet used working capital to fund 63% of the purchase price for the Shares, and it used two loans, made by commercial banks in the ordinary course of business, to fund the remaining 37% of the purchase price for the Shares.

Page 8 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

(a)	The Shares were acquired for investment purposes.

(d)	According to Section 5.1 of the Agreement (attached hereto as Exhibit A) among Norfet, MacPell and Arwol (collectively, the “Shareholders”), which Agreement became effective as of April 22, 2004, the Shareholders agreed to vote all of the Ordinary Shares owned or controlled by them for the election to the issuer’s Board of Directors of: (i) three members (of whom at least one shall be female and at least one shall qualify as an “independent director” as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of the issuer’s first Annual General Meeting in 2004 - one external director, that shall be designated by Norfet; (ii) three members (of whom at least one shall qualify as an independent director and shall qualify as a “financial expert” (as such term is defined under the rules applicable to companies listed on the NYSE) and, subject to applicable law and as of issuer’s first Annual General Meeting in 2004 - one external director, that shall be designated by Macpell and Arwol; and (iii) the issuer’s Chief Executive Officer.

(e)	Pursuant to Section 5.5 of the Agreement (attached hereto as Exhibit A) the Shareholders have agreed to formulate a dividend distribution policy for the issuer, which policy shall provide for the distribution of an annual amount with respect to calendar 2004 and with respect to calendar 2005, as is set forth in the Agreement. The Shareholders have further agreed to utilize their best efforts to cause the issuer to adopt such policy, subject to the provisions of applicable law (including, without limitation, NYSE requirements), the issuer’s contractual obligations and commitments and the decisions of the Board of Directors, all as is set forth in the Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	For purposes of Section 13(d), Norfet, NDMS, FIMI Delaware, FIMI 2001 Ltd. and Mr. Davidi (the “reporting persons”) beneficially own an aggregate of 4,894,412 Shares, which constitutes 28.76% of the class. Together with Arwol Holdings Ltd. (“Arwol”) and MacPell Industries Ltd. (“MacPell”), as is set forth in the Agreement attached hereto as Exhibit A, the reporting persons may be deemed to beneficially own 9,736,737 Shares, constituting 57.22% of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

(b)	The reporting persons have shared power to direct the vote, dispose and direct the disposition of the 4,894,412 Shares held by Norfet, constituting 28.86% of the class. Together with Arwol and MacPell, as set forth in the Agreement attached hereto as Exhibit A, the reporting persons may be deemed to share the power to vote and direct the vote of 9,736,737 Shares, constituting 57.22% of the class. The reporting persons disclaim beneficial ownership of any Shares held by MacPell and Arwol.

(c)	Norfet purchased 3,529,412 Shares at an average price of $4.25 per Share from the issuer in a private placement that closed on April 22, 2004. The purchase price is subject to adjustment as set forth in the Share Purchase Agreement attached hereto as Exhibit B. On April 22, 2004, Norfet purchased 1,365,000 Shares from MacPell and Arwol pursuant to the Agreement attached hereto as Exhibit A. The purchase price per Share was $5.538, subject to adjustments as set forth in Exhibit A.

(d)	As set forth in Section 1.1(c) of the Agreement attached hereto as Exhibit A, MacPell and Arwol have, under the circumstances set forth therein, the right to a portion of the proceeds of the sale of certain of the Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to the arrangements described in Items 3,4, and 5, Norfet has pledged 2,117,647 of the Shares to the bank the funded a portion of the purchase price for the PIPE Transaction, and Norfet has pledged 546,000 to the bank that funded a portion of the purchase price for the Purchase Transaction.

Page 9 of 10 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

(a)	Joint Filing Agreement

(b)	Exhibit A: Agreement

(c)	Exhibit B: Share Purchase Agreement

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 20, 2004

NORFET, LIMITED PARTNERSHIP

	By:	N.D.M.S. Ltd., its general partner

	By:	/s/ Ishay Davidi
Ishay Davidi Director

N.D.M.S. LTD.

By:	/s/ Ishay Davidi
Ishay Davidi Director

FIMI OPPORTUNITY FUND, L.P.

	By:	FIMI 2001 Ltd., its managing general partner

	By:	/s/ Ishay Davidi
Ishay Davidi Chief Executive Officer

FIMI 2001 LTD.

	By:	/s/ Ishay Davidi
Ishay Davidi Chief Executive Officer

/s/ Ishay Davidi
Ishay Davidi

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).